UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC FILE NUMBER 000-51698

CUSIP NUMBER 98410N107

NOTIFICATION OF LATE FILING

(Check one): [           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2007

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I — REGISTRANT INFORMATION

Xeno Transplants Corporation
Full Name of Registrant

n/a
Former Name if Applicable

1066 West Hastings Street, Suite 2610
Address of Principal Executive Office (Street and Number)

Vancouver, BC, Canada V6E 3X2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Xeno Transplants Corporation (the "Registrant") has been working diligently to prepare the Registrant's quarterly report on Form 10-QSB for the quarterly period ended December 31, 2007, the work necessary to complete the quarterly report cannot be finished in sufficient time to permit the filing on the scheduled due date of February 14, 2008 without unreasonable effort or expense due to ongoing negotiations to extend the Registrant's intellectual property license and preparation of the required associated disclosure. As a result, the Registrant has had to expend additional time and commit additional resources to gather the information and data necessary to complete the Form 10-QSB. The registrant currently anticipates filing the quarterly report on or before February 19, 2008 (the fifth calendar day following the prescribed due date).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wayne Smith	(604)	684-4691 Ext.56
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xeno Transplants Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2008	By:	/s/ Wayne Smith
Wayne Smith
Chief Financial Officer and Treasurer